Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a communication sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on June 30, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40–F for The Toronto–Dominion Bank and the 2009 Annual Report on Form 10–K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST
CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JUNE 30, 2010
Daily News Brief
June 30, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Poll: Nearly 70 Percent Of Northeast Consumers Use Debit Cards For Daily Purchases — Banker & Tradesman [Similar article in The Boston Globe, Miami Herald.]
Debit card use is on the rise while credit card use is on the decline for everyday spending, according to a new poll by TD Bank. Sixty-nine percent of consumers in the Northeast, 72 percent in Washington, D.C., and 83 percent in Florida use their debit cards for daily purchases. [TD Bank’s Nandita Bakhshi is quoted.]
2.	How To Find A Bank That Still Offers Free Checking — Forbes
It was hard to ignore the headlines last week: “End Is Seen to Free Checking.” “Free Checking Could Soon Disappear.” “Is Free Checking Coming To An End?” With recent regulatory changes limiting banks’ ability to impose fees that were highly profitable but hated by consumer advocates, some of the country’s largest financial institutions are beginning to monetize that sacred American banking perk, the free checking account [TD Bank is mentioned.]
3.	Home Price Index Rises 0.8% in April from March
— The Associated Press [Similar article appears in USA TODAY, Morning Call (PA), Daily Record (MD), Hartford Business Journal (CT), WWLP.com, TBO.com, The Morning Call (PA), Boston Globe, Asbury Park Press (NJ), and Tampa Tribune (FL).]
A key home price index in April rose for the first time in seven months as government tax credits bolstered the housing market. But the rebound may be short-lived now that the incentives have expired. The Standard & Poor’s/Case-Shiller 20-city home price index released Tuesday posted an 0.8% gain. It had fallen in each of the past six months. [TD Economist Martin Schwerdtfeger is quoted.]
4.	Laundry’s Owner Hopes To Do a Healthy Business — Courier-Post
Mike Connell wants dirty laundry. Tons of it. His new, $4 million jumbo laundry operation on the Black Horse Pike here is equipped to wash, dry, iron and fold 10,000 pounds of dirties an hour. Connell’s target audience comprises the 250 hospitals, outpatient surgical centers and nursing homes in the Delaware Valley. [TD Bank is mentioned.]
5.	Massachusetts Acquisition Unlikely to Spark Robust Pricing Trend - American Banker

It would be easy to declare Eastern Bank Corp.’s deal for Wainwright Bank and Trust Co. in Boston a turning point. Community bankers have been thirsting for more merger and acquisition activity, and Eastern’s announcement Tuesday that it has agreed to pay $163 million for Wainwright is the second-biggest proposed bank acquisition of the year. [Toronto-Dominion Bank is mentioned.]
6.	Smoke-Free Awards at Star Networking Event — Queens Courier (NY)
Networking was elevated to a healthy new level as the Queens Courier joined with TD Bank and Queens Smoke-Free Partnership in presenting another successful Star Networking event at TD’s “greenest” branch in Queens Village on Thursday, August 24.
7.	S&P Raises Outlook On Toronto-Dominion Bank — Tampa Bay Business Journal
Standard & Poor’s Ratings Services revised its outlook for Toronto-Dominion Bank to positive from stable. One reason cited for the revision was the expectation that TD Bank would successful integrate its most recently announced U.S. acquisitions, including The South Financial Group.
8.	What Makes a Good Credit Card? — Benzinga.com
As you know from reading our DINKs Blog that I am not a big fan of credit cards due to bad past experiences. However, having a good credit rating is very important for life events such as buying a home, renting and apartment, leasing a car, and getting a new job. Although there are alternatives to credit cards such as lines of credit and personal loans, credit cards are definitely the most convenient option. [TD Bank is mentioned.]
9.	Celebrate the Fourth at West — Cherry Hill Sun (NJ)
The township is planning to host its annual Fourth of July festivities at a time when many nearby municipalities are cancelling their holiday plans due to budgetary constraints. Cherry Hill will host its annual fireworks celebration starting at 7 p.m. on Sunday, July 4, at the Jonas Morris Football Stadium at Cherry Hill High School West. Cherry Hill partnered with TD Bank and Comcast to bring the event to the township.
10.	New Britain: Hospital Receives $7,500 Grant for Asthma Initiative — Hartford Courant
The TD Charitable Foundation has awarded The Hospital of Central Connecticut a $7,500 grant for its New Britain Asthma Initiative (NBAI), which helps children and parents better understand and manage children’s asthma.
INDUSTRY NEWS
1.	Financial-Rules Overhaul Clears A Major Hurdle — Wall Street Journal
Congressional Democrats pulled their overhaul of financial regulation from the brink Tuesday by abandoning a controversial bank tax that threatened to scuttle the package. Democrats had proposed an $18 billion tax on the nation’s largest banks and hedge funds to cover the bill’s cost.
2.	Inside the U.S. Bailout of A.I.G.: Extra Forgiveness for Big Banks

- New York Times
At the end of the American International Group’s annual meeting last month, a shareholder approached the microphone with a question for Robert Benmosche, the insurer’s chief executive.
3.	Goldman’s Cohn Is Next on Hot Seat — Wall Street Journal
For months, Goldman Sachs Group Inc. Chairman and Chief Executive Lloyd C. Blankfein has been the whipping boy for lawmakers and other critics of the securities firm’s resilient paychecks, role in the credit crisis and mortgage-related bets.
4.	Endgame, Redux: Bank Tax Out, Higher FDIC Premiums In — American Banker
In an emergency session to salvage wayward votes and put regulatory reform legislation back on track, House and Senate conferees agreed late Tuesday to strip a proposed bank tax from the bill and add other budget offsetting mechanisms in its place.
5.	Banks and Credit Unions Wanting But Waiting to Lend Online — American Banker
Most bankers agree that online lending applications can attract customers and drive up volume, but few actually offer such services.
6.	BofA Vets Lead Group Investing In Florida Bank — Wall Street Journal
An investor group stacked with former Bank of America Corp. executives agreed to invest $175 million in TIB Financial Corp., a Naples, Fla., bank, in the latest example of industry veterans looking to pour money into ailing U.S. banks.
TD BANK NEWS
1.	Poll: Nearly 70 Percent Of Northeast Consumers Use Debit Cards For Daily Purchases June 29, 2010 — Banker & Tradesman [Similar article in The Boston Globe, Miami Herald.]
Debit card use is on the rise while credit card use is on the decline for everyday spending, according to a new poll by TD Bank.
Sixty-nine percent of consumers in the Northeast, 72 percent in Washington, D.C., and 83 percent in Florida use their debit cards for daily purchases. TD Bank surveyed approximately 1,500 consumers in order to better understand the banking habits of consumers in the Northeast, Florida and Washington, D.C.
“It is clear from this survey that checking accounts are more important in these tough economic times, since customers are using credit cards less and their debit cards, online banking and cash more,” said Nandita Bakhshi, head of deposit products at TD Bank.
The poll also looked at the relationships consumers have with their banks. Many customers seem to have strong loyalty to their banks if they are receiving good service; customer service and convenience outweighed all other advantages, including products and free services, when considering the advantages of one’s primary bank. The majority of consumers are using online banking today and many cite the convenience and ease of use of online products as an advantage of their primary bank.
“Expectedly, consumers continue to express their unhappiness with checking fees. It is important for banks to offer customers options and choices when it comes to fees and products. It is no longer a one-size-fits-all banking game,” said Bakhshi. “It is also key that consumers be vigilant about their accounts, and check their statements or online banking regularly to avoid unnecessary fees. Consumers should choose a checking account that suits their needs and offers value to them. If you are not sure, talk to your bank and see what options are available.”
Other key findings from the survey include:
•	34 percent of consumers in the Northeast say that convenience is the number one advantage they receive from their primary bank followed by customer service and products/services, compared to respondents in Washington, D.C., who report that convenience is equally as important as products/services.

•	27 percent of respondents in the Northeast would consider switching from their primary bank to open up a new checking account if they were offered better fees, while better interest rates was the number one reason respondents in Washington, D.C., would consider switching primary banks; deals and promotions were the primary reasons consumers in Florida would consider switching banks.

•	Floridians are more debit focused than those in the Northeast; 83 percent use their debit cards on daily spending versus 69 percent in the Northeast, and 75 percent of Florida respondents use their debit cards on gas and clothing too.
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2.	How To Find A Bank That Still Offers Free Checking By Asher Hawkins June 30, 2010 — Forbes
It was hard to ignore the headlines last week: “End Is Seen to Free Checking.” “Free Checking Could Soon Disappear.” “Is Free Checking Coming To An End?”
With recent regulatory changes limiting banks’ ability to impose fees that were highly profitable but hated by consumer advocates, some of the country’s largest financial institutions are beginning to monetize that sacred American banking perk, the free checking account. Most are expected to do so by imposing regular maintenance or service fees.
The question becomes: Will any banks continue to offer customers free checking?
Most of last week’s articles focused on apparent moves away from free checking on the part of Bank of America, Wells Fargo, (which also owns Wachovia) and HSBC.
At some banks it’s already impossible to arrange for a checking account that’s 100% free. The good news: For most folks, it’ll be relatively easy to reach the minimum activity and balance levels that qualify you for free checking. TD Bank gives you a free first year. After that it hits customers with a $15 a month maintenance fee if their balances fall below $100. Chase charges $6 a month if you don’t receive direct deposits or make at least five consumer purchases against the account each billing cycle. Citibank’s basic checking account doesn’t have a monthly balance minimum, only a flat monthly fee of between $3 and $10 a month, depending on what state you live in. Regions has a basic checking account with a $5 monthly fee.
A number of the largest U.S. banks are still officially offering free checking. But when we pushed their spokespeople for definitive answers about what their plans were going forward, we received some rather vague responses:
•	“We have no plans to add/change fees on our free checking products at this time,” said Capital One spokeswoman Pam Girardo.

•	“I’m not going to speculate about the future,” PNC spokesman Fred Solomon said. “As of now, we haven’t announced any changes.”

•	“We’ve not announced any changes to our account offerings,” said Sun Trust spokesman Hugh Suhr. “That said, we’re constantly looking at our product suite to ensure our offerings are meeting the needs of our clients and are competitive.”
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3.	Home Price Index Rises 0.8% in April from March
June 29, 2010 — The Associated Press [Similar article appears in USA TODAY, Morning Call (PA), Daily Record (MD), Hartford Business Journal (CT), WWLP.com, TBO.com, The Morning Call (PA), Boston Globe, Asbury Park Press (NJ), Tampa Tribune (FL), The Christian Science Monitor]
NEW YORK (AP) — A key home price index in April rose for the first time in seven months as government tax credits bolstered the housing market. But the rebound may be short-lived now that the incentives have expired.
The Standard & Poor’s/Case-Shiller 20-city home price index released Tuesday posted an 0.8% gain. It had fallen in each of the past six months.
Eighteen of 20 cities showed price increases in April from March. Washington, San Francisco and Dallas each posted gains of 2% or more. Eleven cities reversed their declines from the month before.
Only Miami and New York recorded price declines. New York hit a low since the index first recorded prices there in 1987.
Nationally, prices have risen 3.8% from their April 2009 bottom. But they remain 30% below their July 2006 peak.
The overall price gains highlight the effect of the federal tax credits for home buyers at the start of the traditionally strong spring selling season. Buyers rushed to purchase before the tax credits expired at the end of April. The numbers are likely to drop in the next report.

“Demand for homes has softened since then, and that is likely to weigh on prices, particularly in May and June,” wrote TD Bank Financial Group economist Martin Schwerdtfeger Tuesday. “Weaker sales and still-high foreclosures will likely drive month’s supply higher in the near term, and this will put lid on home prices.”
David Blitzer, the S&P’s index chairman, said the recovery is not getting a consistent and sustained boost from the housing market. He doesn’t expect that to happen until next year.
“Other housing data confirm the large impact, and likely near-future pullback, of the federal program,” Blitzer said.
Last week, the government reported that new-home sales fell in May to their lowest level on record, plunging 33% from the month before. That was the slowest sales pace on records dating back to 1963. Sales of previously occupied homes edged down 2.2%.
Also, homebuilders KB Home and Lennar both reported sharp declines in new home orders in the three months ended in May.
Patrick Newport, an economist at IHS Global Insight, expects prices to resume falling through next year and lose another 6% to 8%. The declines will be widespread, he predicts.
“In two to three months, the indexes for almost all the cities will begin falling again,” Newport said.
HOME PRICES IN APRIL

Metro area	April-March	Change 1-year change
Atlanta	1.8%	0.2%
Boston	1.4%	4.9%
Charlotte	1.1%	-2.2%
Chicago	0.6%	-1.6%
Cleveland	1.4%	6.8%
Dallas	2.0%	3.3%
Denver	1.7%	4.4%
Detroit	0.2%	-3.0%
Las Vegas	0.2%	-8.5%
Los Angeles	0.7%	7.8%
Miami	-0.8%	-0.5%
Minneapolis	1.8%	9.5%
New York	-0.3%	-1.0%

Metro area	April-March	Change 1-year change
Phoenix	0.5%	5.4%
Portland	1.8%	-0.4%
San Diego	0.7%	11.7%
San Francisco	2.2%	18.0%
Seattle	1.0%	-2.8%
Tampa	0.5%	-2.4%
Washington	2.4%	7.3%
Composite-10	0.7%	4.6%
Composite-20	0.8%	3.8%
Source: Standard & Poor’s/Case-Shiller
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4.	Laundry’s Owner Hopes To Do a Healthy Business By Eileen Stilwell June 30, 2010 — Courier-Post Staff
WASHINGTON TWP. — Mike Connell wants dirty laundry.
Tons of it.
His new, $4 million jumbo laundry operation on the Black Horse Pike here is equipped to wash, dry, iron and fold 10,000 pounds of dirties an hour.
Connell’s target audience comprises the 250 hospitals, outpatient surgical centers and nursing homes in the Delaware Valley.
“It’s a niche business that we’ve been very successful with in the New York-Connecticut market,” said Connell, a Voorhees resident.
“We’re expanding here because you can’t drive 20 miles in any direction from Trenton to Cape May or between Philadelphia and Wilmington without bumping into dozens of health care facilities that need laundry service.”
Connell expects to open the plant Sept. 1 and eventually hire about 75 employees.
The heart of the operation is a $1.4 million, German-made washing tunnel — 75 feet long by 17 feet high. Employees will sort sheets and pillow cases from towels and gowns and feed the top-loading machine. The tunnel can handle 18 loads of laundry at a time.

After washing, the linens are pitched onto a conveyor belt, then dropped into a dryer or onto an ironing board.
Once dried and pressed, they are folded mechanically. Customers can expect their linens to be returned clean and pressed within 24 hours.
“This business is all about water, natural gas and insane utility bills,” Connell said. “The new plant will recycle water and be superefficient.”
Gloucester County Freeholder Director and Senate President Stephen M. Sweeney is optimistic the business will thrive.
“Gloucester County has seen an explosion of new medical services, specialists, clinics and hospitals,” he said. “Ancillary service industries for health care are a very sustainable market.”
Six years ago, Connell was sales director for a national laundry service. His current business partner, Vinny Samuels, an engineer with the same firm, ran several plants. They quit together and launched their own laundry service, JVK Operations Ltd. in Amityville, N.Y.
“We had no money. We remortgaged our homes,” Connell said. “But in a few years we turned a profit. Now we have 110 employees and service 32 facilities. We do 800,000 pounds of linens a week.”
Connell is expecting the same in South Jersey, where the market is largely dominated by three national firms: Angelica, Unitex and HCSC. Based in Allentown, Pa., HCSC is a regional nonprofit linen service with a plant in Camden.
“New Jersey has been good to us so far,” said Connell, referring to a $350,000 loan from the state Economic Development Authority at 3 percent interest and financial incentives — valued at $225,000 — for hiring New Jersey residents.
The EDA also has promised TD Bank $3.5 million in incentives if it follows through on its plan to add new employees to its Mount Laurel campus.
Between Mount Laurel and Cherry Hill, the bank employs 3,200 people, excluding tellers and store managers on the retail side.
“New Jersey is an attractive place for us to expand with a well-educated, high-quality work force,” said TD spokeswoman Jennifer Morneau.
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5.	Massachusetts Acquisition Unlikely to Spark Robust Pricing Trend By Kate Davidson June 30, 2010 — American Banker
It would be easy to declare Eastern Bank Corp.’s deal for Wainwright Bank and Trust Co. in Boston a turning point.

Community bankers have been thirsting for more merger and acquisition activity, and Eastern’s announcement Tuesday that it has agreed to pay $163 million for Wainwright is the second-biggest proposed bank acquisition of the year.
Yet its robust price — two times book value — and several unusual market conditions likely make the deal an aberration.
“I think it’s a strategic and unique transaction for Eastern Bank and Wainwright Bank, but I don’t think that the pricing is an indication of a return to those lofty levels anytime soon,” said John Carusone, the president of Bank Analysis Center Inc. in Hartford, Conn.
The industry’s largest buyout this year was Toronto-Dominion Bank’s acquisition of South Financial Group Inc. in South Carolina for $191.7 million, or 28 cents a share.
In particular, the acquisition of the $1.1 billion-asset Wainwright would fill a V-shaped void in Eastern’s market in and around Boston, said Richard Holbrook, the chief executive of the $6.6 billion-asset mutual company. It’s a void Eastern has aimed to fill for the past several years, Holbrook said in an interview, and Wainwright’s allure grew as the list of potential acquisition targets shrank.
“There is scarcity value these days,” Holbrook said. “There are fewer and fewer public institutions in the marketplace as consolidation continues. And Wainwright was the most attractive on our list for institutions we’d like to acquire in order to beef up our distribution network.”
Another attraction is Wainwright’s pristine balance sheet. The bank has had little exposure to construction and development loans — which have caused problems for some Massachusetts companies — and holds few problem loans. As of March 31, loans 30 days or more past due accounted for just 1.2% of Wainwright’s loans.
The company is a leader in lending for socially responsible development projects, a mission that Eastern shares, Holbrook said. Eastern donates 10% of its annual net income to charity, and has supported affordable housing, education and health care initiatives.
“Wainwright is almost as???? an activist in leading the charge in some of these areas, whereas we’ve tended to be more low key but still supportive of the same issues,” Holbrook said.
The combined company would have assets of more than $8 billion, with more than 90 branches, including 22 in the Boston metropolitan area. The deal is expected to close in the fourth quarter. After a three- to sixth-month transition period, Wainwright would be absorbed by Eastern, which is the largest mutual in New England.
Wainwright chief executive, Jan Miller, said in an interview that there’s bound to be some weakening of a brand after a merger, but emphasized that Eastern plans to take steps to keep the Wainwright culture alive.
That includes maintaining an annual social justice award the company has presented to local community organizations. And Wainwright’s two co-founders will serve on Eastern’s board of directors.
Miller will oversee Eastern’s commercial banking operations, along with Wainwright’s community development team, which will move to Eastern. “Clearly, the things that Eastern stands for are very similar to what we have in the past,” Miller said. “I don’t think we could have found a better partner.”
The deal also is a boon for Wainwright shareholders, who will receive $19 a share in the deal, a whopping 98% premium to Monday’s closing price. Shares soared on the news Tuesday, closing at TK.
Though it’s unusual for a mutual to buy a publicly traded company, for Eastern it’s old hat — Wainwright would be its sixth time purchase of one.
Industry observers don’t expect many deals like this to follow soon, but they said the acquisition will be closely watched and might have some ripple effects.
Matthew Breese, an associate analyst with Sterne, Agee & Leach Inc., said that most deals inked between healthier banks have fetched a premium of 1.4 to 1.5 times book value. This deal could change pricing dynamics for banks shopping for acquisitions in the region.
“The other banks will view it as a local neighborhood comp and expect to be put on the same plane,” Breese said. “This sets the bar in eastern Massachusetts a little higher.”
Theodore Kovaleff, an analyst for Horwitz & Associates, said Massachusetts banks typically had high valuations before the financial meltdown, when it wasn’t unheard of for a bank to fetch a price higher than three times tangible book. “In close history, it seems very generous,” he said. “But in the longer perspective, it isn’t. And that could signal that things are turning around.”
Breese said he doesn’t expect the deal to make much of a splash outside its own market.
The Northeast is uniquely positioned to be a hotbed of M&A activity, he said, given the preponderance of overcapitalized mutuals and former mutuals, which have tangible common equity ratios well above 10%, as well as a lack of stressed institutions compared with the rest of the country.
“There is an abundance of capital that needs to be deployed in that market,” Breese said.
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6.	Smoke-Free Awards at Star Networking Event By Steve Mosco June 29, 2010 — Queens Courier (NY)
Networking was elevated to a healthy new level as the Queens Courier joined with TD Bank and Queens Smoke-Free Partnership in presenting another successful Star Networking event at TD’s “greenest” branch in Queens Village on Thursday, August 24.
Aside from the usual and beneficial swapping of business cards among company representatives and independent owners, the evening’s hosts also honored many who have been instrumental in keeping Queens healthy.
Dan Carrigan, program director of Queens Smoke-Free Partnership, gave plaques to community members who are in the business of helping Queens breathe easy.

“There is a lack of knowledge about the dangers of smoking and those we honored tonight had a hand in reaching the community with their message,” Carrigan said. “Everyone has the right to breathe clean air.”
Carrigan said that co-sponsoring this event was a great way to “enact a borough-based presence for tobacco control.” He believes that engaging the business community in a healthy conversation can help facilitate borough growth.
“We are hoping that this is the beginning of a healthy partnership between business and the community,” he said. “A healthier community is a prosperous and economically sound community.”
While they appreciated the focus of the event, many in attendance were there to represent their business and to expand their company’s reach.
Attorney Stephen Cheng saw the event as the ultimate chance to make connections with businesses in the community that might benefit from his services.
“I came here to get a better understanding of what people in the community need,” said Cheng. “I’m investigating how my services can be helpful to them.”
Larry Moore, of SSQ House Calls, got the invitation for the event and immediately knew that his business would benefit from a little networking.
“It sounded like a great opportunity to network and expand my business from point A to point B,” said Moore, whose company provides home visits by licensed physicians. “Each business can help and teach another business.”
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7.	S&P Raises Outlook On Toronto-Dominion Bank June 29, 2010 — Tampa Bay Business Journal
Standard & Poor’s Ratings Services revised its outlook for Toronto-Dominion Bank to positive from stable.
One reason cited for the revision was the expectation that TD Bank would successful integrate its most recently announced U.S. acquisitions, including The South Financial Group.
South Financial (NASDAQ: TSFG), headquartered in Greenville, S. C., does business in Florida as Mercantile Bank and has 17 offices and $755.7 million in assets in the Tampa Bay area.
S&P said in a release that Toronto-based TD Bank has outperformed some of its domestic peers and it expects the bank to continue its strong domestic performance.
“In addition, TD Bank appears to have successfully exported its domestic business model into the [United States] where it was able to establish a formidable retail presence,” the release said. It now ranks as the sixth-largest bank in North America by branches and holds the No. 4 position in North America by deposits.
However, growth in the United States exposes TD Bank to economic and asset quality difficulties, S&P said.
S&P also affirmed its bank and related entities, including its “AA-” long-term and “A-1+” short-term counterparty credit ratings.
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8.	What Makes a Good Credit Card? By Dual Income No Kids Finance June 28, 2010 — Benzinga.com
As you know from reading our DINKs Blog that I am not a big fan of credit cards due to bad past experiences. However, having a good credit rating is very important for life events such as buying a home, renting and apartment, leasing a car, and getting a new job. Although there are alternatives to credit cards such as lines of credit and personal loans, credit cards are definitely the most convenient option.
Many things such as annual fees, a point bonus at signing, cash back on purchases, and travel or reward points are all important factors when choosing a credit card. As we have discussed before on this website, credit card reward points are very important to consumers.
After research here are some Credit cards that I recommend:
BankAmericard Cash Rewards Visa Signature Card offered by Bank of America: I chose this card because there is no annual fee. The interest rate is variable depending on your credit score. Therefore, you could have a low interest rate without paying an added fee for it. This is a cash back card.
I prefer cash back over points because you can use cash on anything, unlike rewards points. However, it is usually applied directly to your statement balance. The standard cash back rate (not a limited time offer) is 3% on grocery, gas, and drugstore purchases for 6 months and 1% after that and on everything else. You also earn cash back bonuses for enrolling in other Bank of America services. In a nutshell, this card offers a possible lower annual interest rate and 1% cash back on all purchases for no annual fee.
TD Easy Rewards Visa Credit Card offered by TD Bank: This rewards card is very beneficial because of its flexibility and no annual fee. There are no blackout periods, unlimited point accumulation, and no expiry date on rewards points. I would recommend this basic card as a first credit card for young adults, or for someone who rarely uses their credit card.
Although it is not as advantageous as the Bank of America card mentioned above, the reward point redemption limits are comparable with other products on the market. After the 6 month introductory offer you will earn 1 point for every $1 spent. Similar to the Bank of America card, your interest rate also depends on your credit score. However it will only be one of three options (11.24%, 16.24%, or 21.24%) as opposed to a wide range as offered by Bank of America. Points can be redeemed for airfare, travel accommodations, gift cards, or merchandise from a variety of retailers.
Chase Freedom 5% Cash Back Card offered by Chase Bank: This card has a lot of variables; including the interest rate which could be different for the annual rate, balance transfers, and cash advances. The transaction fees are also very high for balance transfers and cash advances compared to other companies. However, the rewards are substantially higher than other cash back cards.
The 5% cash back on popular purchases includes a wider range of services than just the standard grocery, gas, and pharmacy. This card offers 5% cash back on gas purchases, home improvements, and purchase at major department stores, grocery stores, hotels, and airline tickets. If you do choose this card, please make sure to read the fine print, and use your card wisely
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9.	Celebrate the Fourth at West By Robert Linnehan June 29, 2010 — Cherry Hill Sun (NJ)
The township is planning to host its annual Fourth of July festivities at a time when many nearby municipalities are cancelling their holiday plans due to budgetary constraints.
Cherry Hill will host its annual fireworks celebration starting at 7 p.m. on Sunday, July 4, at the Jonas Morris Football Stadium at Cherry Hill High School West. Cherry Hill partnered with TD Bank and Comcast to bring the event to the township.
“The Fourth of July is much more than just fireworks and barbecues. This special day in our nation’s history is a celebration of freedom and a love letter to liberty — liberty built on the backs of true patriots. This holiday is a time reserved each year to pay tribute to our great country and the great men and women who built its renowned foundation upon democratic ideals. This is a day on which we observe the deliverance of the inalienable rights enjoyed by all in these United States of America,” Mayor Bernie Platt said.
The celebration will also feature family events and music, Platt said.
Several neighboring towns in Camden and Burlington counties have cancelled their scheduled plans for the Fourth of July. The Borough of Gibbsboro — which has traditionally partnered with Voorhees Township for the day —cancelled its fireworks presentation. Medford and Moorestown townships each cancelled their Fourth of July plans as well for this year.
“A great man once said that America is much more than a geographical fact; it is a political and moral fact — the first community in which men set out in principle to institutionalize freedom, responsible government and human equality,” Platt said. “With that said, I look forward to seeing thousands of residents at Cherry Hill High School West’s outdoor stadium on the Fourth. I would also like to thank TD Bank and Comcast — true partners with our community — for sponsoring this year’s township celebration of Independence Day with music, family fun and, of course, a spectacular fireworks display.”

For more updates, visit the township’s Web site at cherryhill-nj.com.
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10.	New Britain: Hospital Receives $7,500 Grant for Asthma Initiative Health Notes By Nancy Martin June 29, 2010 — Hartford Courant
The TD Charitable Foundation has awarded The Hospital of Central Connecticut a $7,500 grant for its New Britain Asthma Initiative (NBAI), which helps children and parents better understand and manage children’s asthma.
The grant will help pay for a variety of Initiative services, including education for participating families; tools parents can use to help manage their child’s asthma; and mentoring to ensure families can recognize asthma symptoms and learn to keep a child’s asthma under control.
“We are extremely grateful for the TD Charitable Foundation’s support,” says NBAI Coordinator Loreen E. Gawel, MPH. “The foundation’s generous grant will help the NBAI give children with asthma and their families the support they need to manage their asthma appropriately.”
The NBAI is a case management program that is free and open to any child 18 or younger. Only a referral from the child’s primary care physician is required. For program information, call, (860) 224-5900, X4229.
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INDUSTRY NEWS
1.	Financial-Rules Overhaul Clears A Major Hurdle By Damian Paletta and Greg Hitt June 30, 2010 — Wall Street Journal
Congressional Democrats pulled their overhaul of financial regulation from the brink Tuesday by abandoning a controversial bank tax that threatened to scuttle the package.
Democrats had proposed an $18 billion tax on the nation’s largest banks and hedge funds to cover the bill’s cost. But the small number of Republicans crucial to the legislation’s passage balked, arguing the levy would result in new costs for consumers and crimp banks’ ability to offer credit.
With more than a year’s work in the balance, Democrats ditched the idea. Instead, they settled on a less-contentious plan to offset the bill’s costs by winding down early the $700 billion Troubled Asset Relief Program and increasing a separate fee paid by banks to the Federal Deposit Insurance Corp. The changes were ratified on party-line votes by Congressional negotiators Tuesday evening, after Democratic leaders scrambled earlier in the day to break the impasse.

Democrats hoped the changes would win over a crucial handful of Senate Republicans and ensure the bill attracts the 60 votes needed in the Senate.
“The die is cast,” said House Financial Services Chairman Barney Frank (D., Mass.). Added Christopher Dodd, the Connecticut Democrat: “My hope is my colleagues will see this as a more attractive approach.”
Some of the targeted Republicans, when the change was first broached, appeared comfortable with the switch. “I believe if you take out the new bank tax, on balance, it would improve our financial system, and I would support it,” said Sen. Susan Collins of Maine, one of the four Republicans who backed the initial bill in May. Sen. Olympia Snowe of Maine made similar comments.
Aides to Sens. Snowe and Collins, as well as Sen. Scott Brown, the Massachusetts Republican who backed the bill in May but also balked on the tax, declined comment Tuesday after the changes were inked.
The newly proposed FDIC bank fee, which would raise $5.7 billion, will also impose new costs on banks. The money saved from TARP would otherwise have helped to pay down the national debt, another GOP priority.
Sen. Richard Shelby (R., Ala.), who opposes the financial overhaul, called the last-minute move “budgetary smoke and mirrors.”
With a new financing plan in place, the House is expected to vote on the recast bill as soon as Wednesday. It remains unclear when the Senate would act, in large part because of the funeral and memorial services for Sen. Robert C. Byrd, the Democrat from West Virginia.
Mr. Dodd said it was “doubtful” the Senate would vote this week, which would delay final action until mid-July when the chamber returns from its July 4 recess.
The legislation is designed to address the root causes of the 2008 financial crisis and the subsequent taxpayer bailout of Wall Street. According to the Congressional Budget Office, a large chunk of the costs appear to come from the impact on the federal budget of a new authority given to the government to liquidate insolvent financial firms.
The tax was inserted into the legislation by Mr. Frank on the suggestion of Republican aides in the early hours of Friday morning, as legislators wound up a final 20-hour negotiating session and merged separate House and Senate bills.
Democrats have a 59-seat majority in the Senate, which has been educed by one — at least for a few days — with Mr. Byrd’s death. All eyes are now on Mr. Brown and Sen. Charles Grassley of Iowa — another potential supporter — to see if the new proposal will pass muster. Democrats need the support of one of them.
To replace the tax, Democrats agreed to terminate TARP ahead of the planned wind-down on Oct. 3. That would prohibit Treasury initiating new programs, which Democrats say would save roughly $11 billion.
Sen. Maria Cantwell of Washington, one of the two Democrats who voted against the financial-overhaul bill when the Senate passed it in May, said Tuesday she hadn’t made a decision on her final vote.

The other Democratic opponent, Sen. Russell Feingold of Wisconsin, said this week he would oppose the final bill. That prompted an outburst from Mr. Frank, who said he was “disappointed” in Mr. Feingold’s decision. “I have no idea what he thinks he’s accomplishing by strengthening Republicans’ hand,” he said.
The White House said it supported the changes agreed to on Tuesday. “The bill has been strengthened throughout this process, and now will also accelerate the wind-down of TARP, and actually reduce the deficit by $3.2 billion,” the White House said.
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2.	Inside the U.S. Bailout of A.I.G.: Extra Forgiveness for Big Banks By Louise Story and Gretchen Morgenson June 30, 2010 — New York Times
At the end of the American International Group’s annual meeting last month, a shareholder approached the microphone with a question for Robert Benmosche, the insurer’s chief executive.
“I’d like to know, what does A.I.G. plan to do with Goldman Sachs?” he asked. “Are you going to get — recoup — some of our money that was given to them?”
Mr. Benmosche, steward of an insurer brought to its knees two years ago after making too many risky, outsize financial bets and paying billions of dollars in claims to Goldman and other banks, said he would continue evaluating his legal options. But, in reality, A.I.G. has precious few.
When the government began rescuing it from collapse in the fall of 2008 with what has become a $182 billion lifeline, A.I.G. was required to forfeit its right to sue several banks — including Goldman, Societe Generale, Deutsche Bank and Merrill Lynch — over any irregularities with most of the mortgage securities it insured in the precrisis years.
But after the Securities and Exchange Commission’s civil fraud suit filed in April against Goldman for possibly misrepresenting a mortgage deal to investors, A.I.G. executives and shareholders are asking whether A.I.G. may have been misled by Goldman into insuring mortgage deals that the bank and others may have known were flawed.
This month, an Australian hedge fund sued Goldman on similar grounds. Goldman is contesting the suit and denies any wrongdoing. A spokesman for A.I.G. declined to comment about any plans to sue Goldman or any other banks with which it worked. A Goldman spokesman said that his firm believed that “all aspects of our relationship with A.I.G. were appropriate.”
A Legal Waiver
Unknown outside of a few Wall Street legal departments, the A.I.G. waiver was released last month by the House Committee on Oversight and Government Reform amid 250,000 pages of largely undisclosed documents. The documents, reviewed by The New York Times, provide the most comprehensive public record of how the Federal Reserve Bank of New York and the Treasury Department orchestrated one of the biggest corporate bailouts in history.

The documents also indicate that regulators ignored recommendations from their own advisers to force the banks to accept losses on their A.I.G. deals and instead paid the banks in full for the contracts. That decision, say critics of the A.I.G. bailout, has cost taxpayers billions of extra dollars in payments to the banks. It also contrasts with the hard line the White House took in 2008 when it forced Chrysler’s lenders to take losses when the government bailed out the auto giant.
As a Congressional commission convenes hearings Wednesday exploring the A.I.G. bailout and Goldman’s relationship with the insurer, analysts say that the documents suggest that regulators were overly punitive toward A.I.G. and overly forgiving of banks during the bailout — signified, they say, by the fact that the legal waiver undermined A.I.G. and its shareholders’ ability to recover damages.
“Even if it turns out that it would be a hard suit to win, just the gesture of requiring A.I.G. to scrap its ability to sue is outrageous,” said David Skeel, a law professor at the University of Pennsylvania. “The defense may be that the banking system was in trouble, and we couldn’t afford to destabilize it anymore, but that just strikes me as really going overboard.”
“This really suggests they had myopia and they were looking at it entirely through the perspective of the banks,” Mr. Skeel said.
Regulators at the New York Fed declined to comment on the legal waiver but disagreed with that viewpoint.
“This was not about the banks,” said Sarah J. Dahlgren, a senior vice president for the New York Fed who oversees A.I.G. “This was about stabilizing the system by preventing the disorderly collapse of A.I.G. and the potentially devastating consequences of that event for the U.S. and global economies.”
This month, the Congressional Oversight Panel, a body charged with reviewing the state of financial markets and the regulators that monitor them, published a 337-page report on the A.I.G. bailout. It concluded that the Federal Reserve Bank of New York did not give enough consideration to alternatives before sinking more and more taxpayer money into A.I.G. “It is hard to escape the conclusion that F.R.B.N.Y. was just ‘going through the motions,’ ” the report said.
About $46 billion of the taxpayer money in the A.I.G. bailout was used to pay to mortgage trading partners like Goldman and Societe Generale, a French bank, to make good on their claims. The banks are not expected to return any of that money, leading the Congressional Research Service to say in March that much of the taxpayer money ultimately bailed out the banks, not A.I.G.
A Goldman spokesman said that he did not agree with that report’s assertion, noting that his firm considered itself to be insulated from possible losses on its A.I.G. deals.
Even with the financial reform legislation that Congress introduced last week, David A. Moss, a Harvard Business School professor, said he was concerned that the government had not developed a blueprint for stabilizing markets when huge companies like A.I.G. run aground and, for that reason, regulators’ actions during the financial crisis need continued scrutiny. “We have to vet these things now because otherwise, if we face a similar crisis again, federal officials are likely to follow precedents set this time around,” he said.

Under the new legislation, the Federal Deposit Insurance Corporation will have the power to untangle the financial affairs of troubled entities, but bailed-out companies will pay most of their trading partners 100 cents on the dollar for outstanding contracts. (In some cases, the government will be able to recoup some of those payments later on, which the Treasury Department says will protect taxpayers’ interest.)
Sheila C. Bair, the chairwoman of the F.D.I.C., has said that trading partners should be forced to accept discounts in the middle of a bailout.
Regardless of the financial parameters of bailouts, analysts also say that real financial reform should require regulators to demonstrate much more independence from the firms they monitor.
In that regard, the newly released Congressional documents show New York Fed officials deferring to bank executives at a time when the government was pumping hundreds of billions of taxpayer dollars into the financial system to rescue bankers from their own mistakes. While Wall Street deal-making is famously hard-nosed with participants fighting for every penny, during the A.I.G. bailout regulators negotiated with the banks in an almost conciliatory fashion.
On Nov. 6, 2008, for instance, after a New York Fed official spoke with Lloyd C. Blankfein, Goldman’s chief executive, about the Fed’s A.I.G. plans, the official noted in an e-mail message to Mr. Blankfein that he appreciated the Wall Street titan’s patience. “Thanks for understanding,” the regulator said.
From the moment the government agreed to lend A.I.G. $85 billion on Sept. 16, 2008, the New York Fed, led at the time by Timothy F. Geithner, and its outside advisers all acknowledged that a rescue had to achieve two goals: stop the bleeding at A.I.G. and protect the taxpayer money the government poured into the insurer.
One of the regulators’ most controversial decisions was awarding the banks that were A.I.G.’s trading partners 100 cents on the dollar to unwind debt insurance they had bought from the firm. Critics have questioned why the government did not try to wring more concessions from the banks, which would have saved taxpayers billions of dollars.
Mr. Geithner, who is now the Treasury secretary, has repeatedly said that as steward of the New York Fed, he had no choice but to pay A.I.G.’s trading partners in full.
But two entirely different solutions to A.I.G.’s problems were presented to Fed officials by three of its outside advisers, according to the documents. Under those plans, the banks would have had to accept what the advisers described as “deep concessions” of as much as about 10 percent on their contracts or they might have had to return about $30 billion that A.I.G. had paid them before the bailout.
Had either of these plans been implemented, A.I.G. may have been left in a far better financial position than it is today, with taxpayers at less risk and banks forced to swallow bigger losses.
A spokesman for Mr. Geithner, Andrew Williams, said it was easy to speculate about how the A.I.G. bailout might have been handled differently, but the government had limited tools. “At that perilous moment, actions were chosen that would have the greatest likelihood of protecting American families and businesses from a catastrophic failure of another financial firm and an accelerating panic, Mr. Williams said.

For its part, the Treasury appeared to be opposed to any options that did not involve making the banks whole on their A.I.G. contracts. At Treasury, a former Goldman executive, Dan H. Jester, was the agency’s point man on the A.I.G. bailout. Mr. Jester had worked at Goldman with Henry M. Paulson Jr., the Treasury secretary during the A.I.G. bailout. Mr. Paulson previously served as Goldman’s chief executive before joining the government.
A Close Association
Mr. Jester, according to several people with knowledge of his financial holdings, still owned Goldman stock while overseeing Treasury’s response to the A.I.G. crisis. According to the documents, Mr. Jester opposed bailout structures that required the banks to return cash to A.I.G. Nothing in the documents indicates that Mr. Jester advocated forcing Goldman and the other banks to accept a discount on the deals.
Although the value of Goldman’s shares could have been affected by the terms of the A.I.G. bailout, Mr. Jester was not required to publicly disclose his stock holdings because he was hired as an outside contractor, a job title at Treasury that allowed him to forgo disclosure rules applying to appointed officials. In late October 2008, he stopped overseeing A.I.G. after others were given that responsibility, according to Michele Davis, a spokeswoman for Mr. Jester.
Ms. Davis said that Mr. Jester fought hard to protect taxpayer money and followed an ethics plan to avoid conflict with all of his stock holdings. Ms. Davis is also a spokeswoman for Mr. Paulson, and said that he declined to comment for this article.
The alternative bailout plans that regulators considered came from three advisory firms that the New York Fed hired: Morgan Stanley, Black Rock, and Ernst & Young.
One plan envisioned the government guaranteeing A.I.G.’s obligations in various ways, in much the same way the F.D.I.C. backs personal savings accounts at banks facing runs by customers. On Oct. 15, Ms. Dahlgren wrote to Mr. Geithner that the Federal Reserve board in Washington had said the New York Fed should try to get Treasury to do a guarantee. “We think this is something we need to have in our back pockets,” she wrote.
Treasury had the authority to issue a guarantee but was unwilling to do so because that would use up bailout funds. Once the guarantee was off the table, Fed officials focused on possibly buying the distressed securities insured by A.I.G. From the start, the Fed and its advisers prepared for the banks to accept discounts. A BlackRock presentation outlined five reasons why the banks should agree to such concessions, all of which revolved around the many financial benefits they would receive. BlackRock and Morgan Stanley presented a number of options, including what BlackRock called a “deep concession” in which banks would return $6.4 billion A.I.G. paid them before the bailout.
The three banks with the most to lose under these options were Societe Generale, Deutsche Bank and Goldman Sachs. Societe Generale would have had to give up $322 million to $2.1 billion depending on which alternative was used; Deutsche Bank would have had to forgo $40 million to $1.1 billion, while Goldman would have had to give up $271 million to $892 million, according to the documents.
Societe Generale and Deutsche Bank both declined to comment.

Ultimately, the New York Fed never forced the banks to make concessions. Thomas C. Baxter Jr., general counsel at the New York Fed, explained that a looming downgrade of A.I.G. by the credit rating agencies on Nov. 10 forced the regulator to move quickly to avoid a default, which would have unleashed “catastrophic systemic consequences for our economy.”
“We avoided that horrible result, got the job done in the time available, and the Fed will eventually get out of this rescue whole,” he said in an interview.
And yet two Fed governors in Washington were concerned that making the banks whole on the A.I.G. contracts would be “a gift,” according to the documents.
Gift or not, the banks got 100 cents on the dollar. And on Nov. 11, 2008, a New York Fed staff member recommended that documents for explaining the bailout to the public not mention bank concessions. The Fed should not reveal that it didn’t secure concessions “unless absolutely necessary,” the staff member advised. In the end, the Fed successfully kept most of the details about its negotiations with banks confidential for more than a year, despite opposition from the media and Congress.
During the A.I.G. bailout, New York Fed officials prepared a script for its employees to use in negotiations with the banks and it was anything but tough; it advised Fed negotiators to solicit suggestions from bankers about what financial and institutional support they wanted from the Fed. The script also reminded government negotiators that bank participation was “entirely voluntary.”
The New York Fed appointed Terrence J. Checki as its point man with the banks. In e-mail messages that November, he was deferential to bankers, including the e-mail message in which he thanked Mr. Blankfein for his patience.
Many Thank-Yous
After UBS, a Swiss bank, received details about the Fed’s 100-cents-on-the-dollar proposal, Mr. Checki thanked Robert Wolf, a UBS executive, for his patience as well. “Thank you for your responsiveness and cooperation,” he said in an e-mail message. “Hope the benign outcome helped offset any aggravation. Thank you again.”
The Congressional Oversight Panel, which interviewed A.I.G.’s trading partners about how tough the government was during the negotiations, concluded that many of the governments efforts were merely “desultory attempts.”
All of this was quite different from the tack the government took in the Chrysler bailout. In that matter, the government told banks they could take losses on their loans or simply own a bankrupt company; the banks took the losses.
During the A.I.G. bailout, the Fed seemed more focused on extracting concessions from A.I.G. than from the banks. Mr. Baxter, in an interview, conceded that the way that the New York Fed handled the negotiations meant that any resulting deal “took most of the upside potential away from A.I.G.”
The legal waiver barring A.I.G. from suing the banks was not in the original document that regulators circulated on Nov. 6, 2008 to dissolve the insurer’s contracts with the banks. A day later a waiver was added but the Congressional documents show no e-mail traffic explaining why that occurred or who was responsible for inserting it. The New York Fed declined to comment.
Policy experts say it is not unusual for parties to waive legal rights when public money is involved. Mr. Moss, the Harvard professor, said the government might have been concerned that the insurer would use taxpayer money to sue banks. “The question is: was this legitimate?” he asked. “The answer depends on the motivation. If the reason was to avoid a slew of lawsuits that could have further destabilized the financial system in the short term, this may have been reasonable.”
But two people with direct knowledge of the negotiations between A.I.G. and the banks, who requested anonymity because the talks were confidential, said the legal waiver was not a routine matter — and that federal regulators forced the insurer to accept it.
Even if the waiver was warranted, experts say it unfairly handcuffed A.I.G. and has undermined the financial interests of taxpayers. If, for example, the banks misled A.I.G. about the mortgage securities A.I.G. insured, taxpayer money could be recouped from the banks through lawsuits.
Unless A.I.G. can prove it signed the legal waiver under duress, it cannot sue to recover claims it paid on $62 billion of about $76 billion of mortgage securities that it insured. (A.I.G. retains the right to sue on about $14 billion of the mortgage securities that it insured.)
If A.I.G. had the right to sue, and if banks were found to have misrepresented the deals or used improper valuations on securities A.I.G. insured to extract heftier payouts from the firm, the insurer’s claims could yield tens of billions of dollars in damages because of its shareholders’ lost market value, according to Mr. Skeel.
A.I.G. still has the right to sue in connection with exotic securities it insured called “synthetic collateralized debt obligations,” which are known as C.D.O.’s. Such instruments do not contain actual bonds, which is why they were not accepted as collateral by the Fed.
A.I.G. had insured $14 billion of synthetic C.D.O.’s,, including seven Goldman deals known as Abacus. One of the Abacus deals is the subject of the S.E.C.’s suit against Goldman. A.I.G. did not insure that security, but A.I.G.’s deals with Goldman are similar to the one in the S.E.C. case.
Throughout the A.I.G. bailout, as Congressional leaders and the media pressed for greater disclosure, regulators fought fiercely for confidentiality.
Even after the New York Fed released a list of the banks made whole in the bailout, it continued to resist disclosing information about the actual bonds in the deals, including codes known as “cusips” that label securities. “We need to fight hard to keep the cusips confidential,” one New York Fed official wroteon March 12, 2009.
Regulators said they wanted confidentiality because they did not want investors trading against the government’s portfolio. Others dispute that, saying that Wall Street insiders already knew what bonds were in the portfolio. Only the public was left in the dark.
“The New York Fed recognizes the public’s interest in transparency and has over time made more information available about the A.I.G. transactions,” a Fed spokesman said about the matter.

It was not until a Congressional committee issued a subpoena in January that the New York Fed finally turned over more comprehensive records. The bulk remained private until May, when some committee staff members put them online, saying they lacked the resources to review them all.
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3.	Goldman’s Cohn Is Next on Hot Seat By Susanne Craig June 30, 2010 — Wall Street Journal
For months, Goldman Sachs Group Inc. Chairman and Chief Executive Lloyd C. Blankfein has been the whipping boy for lawmakers and other critics of the securities firm’s resilient paychecks, role in the credit crisis and mortgage-related bets.
Now it is Gary D. Cohn’s turn. Goldman’s No. 2 executive, a longtime confidant of Mr. Blankfein, is testifying Wednesday before the Financial Crisis Inquiry Commission. The congressional panel wants to know more about how derivatives fueled the crisis, including the near-collapse of insurer American International Group Inc.
It is unusual for the 49-year-old Mr. Cohn to serve as Goldman’s public face in such a potentially explosive setting. Since the Securities and Exchange Commission sued the New York company for fraud in April, his damage-control efforts have occurred largely behind the scenes, including meetings with dozens of the firm’s clients. Despite being a driving force behind the Goldman mortgage department under assault by the SEC and lawmakers and a larger-than-life figure inside Goldman, Mr. Cohn was barely mentioned during the 11-hour pummeling Mr. Blankfein and other current and former executives got at a Senate hearing shortly after the suit was filed.
On Wednesday, Mr. Cohn is expected to face some challenging questions about Goldman’s exposure to AIG, which was bailed out by the U.S. government in 2008. Goldman was AIG’s largest trading partner, getting billions of dollars after the rescue for soured mortgage contracts it had with the insurer. The panel also will hear from Joseph J. Cassano, former head of the AIG unit that nearly sank the company, who will be making his first public comments in more than two years.
Phil Angelides, the panel’s chairman, said Tuesday that the hearing also will examine the relationship between Goldman and AIG. Several Goldman executives that subsequently got government positions had important roles in the insurer’s rescue, including former Treasury Secretary Henry Paulson. A separate panel recently concluded Goldman didn’t get a sweetheart deal.
Mr. Cohn’s critics say he has a short attention span, can be dismissive and is famous inside Goldman for holding short meetings. “I am a good listener, but I only need to hear it once,” he said in a recent interview.
Few people know that Mr. Cohn, who cuts an intentionally low profile, was diagnosed at age 7 with dyslexia. He was shuffled in and out of schools until landing at a Catholic school in Cleveland in 1973. He still has trouble spelling and following character-driven plots, making it hard for him to read fiction.

His supporters say the disability has given Mr. Cohn a gift with numbers. He says he has a heightened ability to absorb verbal communication, hence the short meetings.
Mr. Cohn also is renowned for whipping the firm’s trading operations into shape. When he took over the mortgage unit in 2000, it traded just $1 billion in securities a week.Three years later, the business was producing $50 billion in weekly trades, thanks to Mr. Cohn’s successful push to rev up risk-taking and use Goldman’s own capital to make a profit.
“He reshaped the culture of the mortgage department into more of a trading environment,” says Justin Gmelich, Goldman’s current mortgage chief.
For two decades, Mr. Cohn has been at Mr. Blankfein’s side, especially since Mr. Blankfein became CEO in 2006. The two men and their families used to vacation together. At one Goldman dinner, Mr. Cohn was introduced simply as “Lloyd’s best friend,” according to attendees.
The two executives have been instrumental in Goldman’s controversial transformation from an elite private partnership with a reputation as a sober adviser on corporate mergers to a take-no-prisoners public company increasingly focused on using its own capital to drive its business for clients, counterparties and the firm’s own trading accounts.
Mr. Cohn also is well-known for being direct, even by Wall Street standards. During the credit crisis, he spotted ex-Goldman executives John Thain and Peter Kraus having dinner at San Pietro restaurant in New York. Mr. Thain now is chief executive of CIT Group Inc., while Mr. Kraus leads AllianceBernstein Holding LP. “They are a pair of Goldman retreads,” Mr. Cohn remarked to his dinner companion, according to people familiar with the conversation.
At a meeting of senior Goldman executives in fiscal 2006, Mr. Cohn was told he would earn $53 million that year — the same amount as Jon Winkelried, who then shared the duties of president with Mr. Cohn and was at the meeting. “Well, that is hardly fair,” Mr. Cohn said.He says the remark was made in jest. Not everyone saw it that way.Mr. Winkelried, long a rival to Mr. Cohn, resigned in 2009, and people familiar with his thinking say he sometimes found it difficult to split the job with Mr. Cohn, given Mr. Cohn’s close relationship with Mr. Blankfein. Mr. Winkelried didn’t respond to requests for comment.
“For people who don’t know Gary, he can seem incredibly direct, but I would rather have someone who is direct than someone who gives a drawn-out ‘yes’ or ‘no,’” says Michael Ovitz, the former talent agent and Walt Disney Co. president, who is a friend of Mr. Cohn’s.
Mr. Cohn made a name for himself by trading aluminum.He was promoted from Goldman’s mortgage department in 2003 but kept a hand in the unit as he moved up the ladder. All along, Mr. Cohn has believed that keeping an obsessive focus on the financial markets gives Goldman a huge advantage over rivals.
“The closer you are to the center of the market, the easier it is to make money for your clients and yourself,” he said in the interview. “I am a big believer in Lee Iacocca’s saying: ‘Lead, follow or get out of the way.’”
One flashpoint: In February 2008, UBS AG was looking to quickly sell a massive portfolio of mortgages securities.“Your price is 10 points below mine,” a UBS executive complained of Goldman’s low valuations, according to several people who heard the remarks.

Mr. Cohn replied: “If so, I will sell you a similar portfolio two points below your price.” UBS wouldn’t bite, but Goldman later bought a small piece of the portfolio for a discount, according to people familiar with the situation.
Mr. Cohn lacks the Ivy League pedigree of many at Goldman. He grew up in Lyndhurst, Ohio, and graduated from American University. As an unpaid intern at brokerage firm Shearson Loeb Rhoades, he turned a $10,000 loan from his grandmother into a quick profit by trading gold. But those profits vanished in other trades Mr. Cohn made from a college pay phone.
In 1983, Mr. Cohn talked his way during a taxi ride to the airport into a job interview with a trader on New York’s commodities exchange, who was interested in Mr. Cohn’s knowledge of options markets. He knew almost nothing about it, but read a book on the subject over the weekend and was hired. “It was a lot to tackle for a dyslexic guy,” Mr. Cohn recalled.
In his first job on Wall Street, Mr. Cohn was known as Gum Guy, because his responsibilities included holding a trader’s order book and the chewing gum needed to soothe the sore throats of screaming traders. Mr. Cohn struck out on his own in 1983, trading silver with his own capital for the next seven years.
In 1990, he landed a job at Goldman. It came with a pay cut. Mr. Cohn won’t discuss what he was making, except that it was “a lot.” He went to Goldman as metals trader anyway, and soon became Mr. Blankfein’s “corporate problem solver,” says James P. Riley, a retired Goldman managing director. Some Goldman executives say those duties have never changed.
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4.	Endgame, Redux: Bank Tax Out, Higher FDIC Premiums In Conferees vote to end tarp and make other changes to shore up support By Stacy Kaper and Rob Blackwell June 30, 2010 — American Banker
WASHINGTON — In an emergency session to salvage wayward votes and put regulatory reform legislation back on track, House and Senate conferees agreed late Tuesday to strip a proposed bank tax from the bill and add other budget offsetting mechanisms in its place.
The final reform bill would immediately terminate the Troubled Asset Relief Program fund and require large banks to pay higher deposit insurance premiums.
The modified conference report was approved again on party lines by conferees from both chambers, but it remained doubtful that the Senate would be able to consider the bill before adjourning for recess early this week for memorial services for the late Sen. Robert Byrd.
Banking Committee Chairman Chris Dodd told reporters after the conference concluded for the second time that he had vetted the changes with dubious senators and believed he now had the 60 votes needed to move the bill to final enactment in the Senate.
“This is again trying to find the votes,” said the Connecticut Democrat. “This pay for is something that I vetted with my colleagues to determine that they were going to be for it. Obviously, until they actually cast the vote you never know.”

Dodd said that he would “leave it up to the leadership whether or not there is going to be a vote by the end of the week. My own conclusion is probably doubtful in light of the services for Sen. Byrd... I had hoped to complete it before the July 4th break but if that’s not possible and people want a few more days to digest it the leader has certainly told me that this would be the first priority upon our return.”
After weeks of fits and starts on the reform bill, all issues had appeared to be settled last week when the conference approved the final legislation. But Sen. Scott Brown, R-Mass, raised objections to the proposed bank tax, which would have required the Federal Deposit Insurance Corp. to collect $19 billion from financial companies with more than $50 billion of assets. Brown’s vote was considered key since he was one of only four GOP lawmakers to vote for the Senate bill.
The death of Byrd on early Monday further obscured the fate of reform, with Democrats lacking the votes to push forward without keeping Brown’s support or enticing two defectors to support the final legislation.
By late Tuesday, conferees appeared to solve the problem by removing the bank tax and adding another way to pay for the costs of the bill.
Under revised langauge, the reform bill would abruptly halt any Troubled Asset Relief Program programs and require the Federal Deposit Insurance Corp. to raise reserves.
Dodd said the Tarp provision, which effectively ends the Tarp three months early on June 25, would save approximately $11 billion, helping to defray the projected $19 billion cost of the bill over the next 10 years. To make up much of the rest, the committee also included a provision that would raise premiums on banks with more than $10 billion of assets.
Currently, the FDIC must maintain a ratio of reserves to insured deposits of 1.15%, but conferees agreed to raise that level by 20 basis points, to 1.35%. To protect smaller banks, the new proposal would say that institutions with assets of less than $10 billion should not bear the cost of increasing the reserve ratio.
“This will hold small banks harmless,” Dodd said.
During the debate, Dodd tried to bolster his case for raising the reserve ratio by pointing to a letter sent Tuesday from FDIC Chairman Sheila Bair on the issue.
“The reserve ratio needs to be increased,” she wrote in the letter to Frank and Dodd. “A further increase to 1.35% is consistent with our view that the fund should be built up in good economic times and be allowed to fall in poor economic times.”
Although the intent of the proposal is clear — large banks should pay the cost of raising the reserve ratio — exactly how that would work in practice was left unknown.
“I’m not sure what that means,” said Jim Chessen, the chief economist at the American Bankers Association. “This is some attempt — without any definition — to try and minimize the impact on small banks, but it’s completely unclear how that will be accomplished, if at all.”
John Douglas, a partner at Davis Polk & Wardwell and former general counsel at the FDIC, agreed that “it’s really very hard to figure out how you might do that.”

Bert Ely, an independent analyst in Alexandria, Va., said the provision would effectively force the FDIC to keep two sets of books for large and small banks.
“It’s easy to figure out what the total size of the fund should be, but how do you determine what the rate should be for two different tiers of institutions?” he asked. “How do you determine how much the big guys pay relative to the small guys? The amendment as it now reads provides no guidance on that.”
The final regulatory reform bill had already given the FDIC a freer hand to charge large banks more. It would require the agency to determine assessment rates based on asset size, rather than level of deposits, a move that would cost most large firms, which rely less on core funding, to pay higher premiums.
The bill also removed a statutory prohibition that said the FDIC could not charge a bank a higher assessment just because it was bigger.
Republican members of the conference committee were outraged by the new language and repeatedly hammered their argument that the budgeting mechanism made no sense.
“It appears to me that Chairman Dodd is proposing a budget gimmick to expand deposit insurance in order to get a better score from [the Congressional Budget Office] over a limited time frame,” said Sen. Richard Shelby, R-Ala.
“Deposit insurance, if it truly is insurance, it does not create resources... I do not believe we have adequate information about these budgetary numbers. This bill has become, I believe, all about politics and budgetary smoke and mirrors and not about sound financial regulatory policy or taxpayer protection.”
Sen. Judd Gregg, R-N.H., said money in the DIF should be used to pay for bank failures and protect depositors, not fund the reform bill.
“I find this to be unconscionable, misleading and inappropriate,” he said. “It’s impossible to spend the money twice unless you are in the United States Congress. This is fraud on the American taxpayer.”
Others were angry about using Tarp money for the reform bill rather than paying down the deficit, as originally required by the legislation that created the program.
Speaking during a break in the conference, Sen. Mike Crapo, R-Idaho, said the new provision was just as bad as the bank tax.
“This so-called pay for is pure smoke and mirrors and is incredibly disingenuous on a two-budget level in a way that the American people will see right through,” Crapo said in an interview. “And so I don’t see how this would help convince someone who did not support the previous pay for that this is better... I don’t see how going into this kind of maneuvering could cause someone to want to change their vote in comparison to the previous pay for.”
House Financial Services Committee Chairman Barney Frank said that he preferred the special assessment on large banks, but supported the new provision in order to enact the bill.

“I preferred it our way,” he said. “I continue to be surprised. Frankly I’m being caught in the middle of an intra-Republican debate here because the proposal was worked out with Sens. [Olympia] Snowe, [Susan] Collins and Brown. So the criticism by the Republican senators was at a provision aimed at satisfying Sens. Snowe, Collins and Brown.”
He said ending Tarp early made sense.
“There is money to spend on the Tarp that is not yet spent — this takes that away,” he said. “What CBO is apparently saying is that if the federal government spent that money on the Tarp, this is the percentage of it that we think would not be repaid — that’s how they got to $11 billion. Now it is true theoretically under our bill, Tarp money not repaid has to be recovered by the financial industry, but it looks like the Republicans have sided with Goldman Sachs and Citicorp — that they shouldn’t have to do that.”
Community bank representatives also appeared supportive of the deal.
“ICBA believes the conferees have come up with a constructive solution to the need to increase revenues under the Dodd-Frank bill,” said Steve Verdier, chief lobbyist for the Independent Community Bankers of America. “The largest institutions will still be responsible for the funding and — under this plan — the additional money will go directly in the Deposit Insurance Fund, where it can do the most good.”
The ABA remained staunchly opposed, arguing the Deposit Insurance Fund had been hijacked for political purposes. “This is a tax by another name, plain and simple,” Chessen said. “This is going to be an avenue for the government to fund any programs in the future. It’s an absolutely horrible precedent.”
Other analysts agreed the higher reserve ratio was essentially the same as charging a bank tax.
“If bigger banks have to pay higher premiums for deposit insurance, that’s a tax,” said James Barth, a Lowder eminent scholar in Finance at Auburn University and a senior fellow at the Milken Institute. “You can do it indirectly through the Deposit Insurance Fund or you can do it directly and call it a tax, but you’ve heard the old analogy: If it walks like a duck and quacks like a duck, it’s probably a duck.”
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5.	Banks and Credit Unions Wanting But Waiting to Lend Online By Kate Berry June 30, 2010 — American Banker
Most bankers agree that online lending applications can attract customers and drive up volume, but few actually offer such services.
“Customers don’t have two hours to walk into a bank and meet with a loan officer. They want to apply online at their own convenience,” said Dan Welbaum, vice president and chief marketing officer at Mortgagebot LLC.

Bank and credit union executives do understand this and think online lending will increase dramatically in the next three years, according to a report that the Mequon, Wis., company, which sells electronic loan-application technology, is expected to release Wednesday.
In a survey conducted by an independent research group but paid for by Mortgagebot, 71% of bank executives said they will have to offer some kind of interactive, online mortgage application at some point in the future; half said they are evaluating whether to adopt some type of interactive application system by 2012.
However, only 18% are now able to accept mortgage applications online. And 40% of banks and credit unions currently have no capability to accept online mortgage applications at all, and another 42% offer only a basic form that borrowers must download and print — the lenders must reenter the data manually later.
Bill Emerson, chief executive of Quicken Loans Inc. in Livonia, Mich., said that while most bank lenders say they want to adopt online lending, “a fully integrated online application is pretty much nonexistent out there.”
An integrated online mortgage application should be easy to understand and simple to fill out. Ideally, it should let people “sign” the documents online and provide status updates all the way through the closing, he said.
One of the main barriers is that mortgages still must be “wet signed,” and few counties and municipalities will accept an electronic signature on a mortgage because they do not have the technology infrastructure, he said.
“What we’re really talking about here is the future,” Emerson said. Electronic application systems are “where the business is going. Most people say they want to work online, but they haven’t invested in the technology.”
David Colwell, an executive vice president at Loan-Score Decisioning Systems, an Irvine, Calif., pricing and automated underwriting provider, said that originating a loan online can cost about $800 less than through traditional methods, such as a loan officer.
Online lending can also function as a customer retention tool, he said. “The more products they hold, the less likely the customer will leave you.”
Building an online application system still is no guarantee prospective borrowers will notice the lender. Lenders often have to team up with a lead aggregator to drive borrowers to their website, said Kevin Marconi, the chief operating officer at United Fidelity Funding, a wholesale and retail lender in Kansas City, Mo. “Without one, you cannot have success of the other,” he said. “The lead aggregator and affiliated lead relationships are the driving force to get the borrowers to the online site.”
Marconi said he is testing an online mortgage portal by having his 13-year-old son and 73-year-old grandmother determine its ease-of-use.
“If the two of them can do it, then anyone can use it,” he said.
Despite the slow adoption of online lending by some banks, online application volume is expected to triple by 2013 with volume growing from just 4% this year, to 13% of total volume, the survey found. Lenders still expect loan officers to be the dominant channel, accepting 57% of all mortgage applications by 2013, down from 67% this year, the survey found. Employees who work at bank branches are expected to originate roughly 13% of mortgage applications by 2013, on par with this year.
Lenders in every region (except the South) now accept 9% of mortgage applications online, compared with 20% of credit unions that accept online applications.
The survey also found that credit unions, which tend to rely less on loan officers, expect their online applications to grow to 31% of total volume by 2013.
Not since Deloitte Consulting LLP released a survey in mid 2008 showing consumers’ willingness to apply for a mortgage online has the chasm seemed so large between what customers want and what institutions are offering.
Currently 71% of banks do not offer a “smart” online application but plan to do so in the future. Another 15% are undecided about implementing such technology, and 14% have no intention of doing so, the survey found.
Interactive applications allow borrowers to get pricing information, obtain conditional approval and receive full disclosures from the lender online in minutes. The technology typically walks borrowers through data and tailors questions for each applicant.
Banks and credit unions that have not adopted online lending technology cited concerns about protecting the security of borrowers, the fact that they are grappling with so many other regulatory issues and the cost of adopting such technology as the biggest barriers to online lending, the survey found.
“If 71% of banks say they will have to adopt online lending, then it’s inevitable,” Welbaum said. “It’s on their radar screens because the customer wants it.”
When banks create an online channel they tend to capture a larger percentage of borrowers “because customers like the convenience,” he said.
Lieberman Research Group conducted the study for Mortagebot. It polled 330 banks and credit unions by phone, none of which were Mortgagebot clients.
Many large lenders considered technology leaders were excluded, possibly skewing the results, making banks appear to be laggards in adopting online applications.
Roughly 50% of Mortgagebot’s current clients originate between 20% to 25% of their loan volume online, he said.
Four of the top 10 residential lenders dominate online originations: Quicken, JPMorgan Chase & Co., PHH Corp., and SunTrust Mortgage Inc.
The survey found that smaller lenders tended to be more concerned about budget conflicts and preserving the status quo, with some believing that accepting mortgage applications online was simply too impersonal.
However, some small lenders said that technology could help them compete more effectively against large rivals.
Emerson said Quicken does not sit down with any borrower face to face but does have a call center for borrowers who want to have some contact with the lender.

He said the lending process is only going to get more automated, and predicted that one day, borrowers will be able to apply for a mortgage from an iPhone or iPad and get an update of the status of the loan “all the way through the transaction, to the closing.”
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6.	BofA Vets Lead Group Investing In Florida Bank By Dan Fitzpatrick June 30, 2010 — Wall Street Journal
An investor group stacked with former Bank of America Corp. executives agreed to invest $175 million in TIB Financial Corp., a Naples, Fla., bank, in the latest example of industry veterans looking to pour money into ailing U.S. banks.
The deal would give the investment group, North American Financial Holdings Inc., up to 99% ownership of TIB, which has $1.7 billion in assets and 28 branches in Florida.
North American Financial Holdings is one of many capital pools put together to invest in troubled U.S. financial institutions. Its chief executive is Gene Taylor, a former Bank of America vice chairman who left in 2007 after three decades with the bank.
Other investors in North American include Charlotte, N.C.-based Falfurrias Capital Partners, founded by former Bank of America Chief Executive Hugh McColl Jr. and former Bank of America Chief Financial Officer Marc Oken.
Wall Street firms and ex-bankers have been racing to form capital pools, but few deals have resulted thus far. Mr. Taylor was part of another group that tried to buy a Florida bank last year, but that deal fell apart over regulatory issues.
North American Financial won regulatory approval earlier this year for a federal banking “shelf” charter and has raised about $900 million.
The firm’s chief financial officer is Chris Marshall, a former Bank of America finance executive. Another Bank of America connection is Rich DeMartini, a partner with New York private-equity firm Crestview Partners, which is among the investors in North American Financial Holdings. Mr. DeMartini left Bank of America in 2004 after running its asset-management business.
North American Financial Holdings is looking to buy other banks in Florida, according to Mr. Marshall, either through TIB or North American’s regulatory charter.
TIB has been operating under a regulatory order to raise its capital levels.
In the first quarter, the company posted a net loss of $5.1 million, compared with a year-earlier loss of $3.5 million.
The infusion will allow TIB to meet regulatory demands for more capital and start lending again, Mr. Marshall said. “It puts the bank back on its feet,” he said.

North American Financial Holdings agreed to invest $175 million via the purchase of newly issued shares of TIB common shares and convertible preferred shares. North American will have the right to invest another $175 million during an 18-month period after the investment closes.
Messrs. Taylor, Marshall and two other members of the investment group will join TIB’s board. The bank’s current management team will remain in place. The deal is expected to close in this year’s third quarter.
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